Exhibit 3.2

AMENDMENT OF

THE AMENDED AND RESTATED BYLAWS

OF STANDARD DIVERSIFIED OPPORTUNITIES INC.

The following amendment is effective as of April 18, 2018 as approved by the unanimous written consent of the Board of Directors of Standard Diversified Opportunities Inc. (the “Company”):

1. Article II, Section 2 of the Company’s Amended and Restated Bylaws (the “Bylaws”) is hereby deleted in its entirety and replaced with the following provision:

“SECTION 2. NUMBER, ELECTION AND TERMS. Except as otherwise fixed pursuant to the provisions of Article IV of the Certificate of Incorporation relating to the rights of the holders of any class or series of preferred stock to elect Directors, the number of Directors of the Corporation shall be fixed exclusively by resolution duly adopted from time to time by the affirmative vote of a majority of the Board of Directors. At each annual meeting of the stockholders of the Corporation, Directors elected to succeed those whose terms are expiring at that meeting shall be elected to hold office for a term expiring at the next annual meeting of stockholders and until their respective successors are duly elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.”

2. In the event of any conflict between this amendment and the Bylaws, this amendment shall prevail.

3. All other terms and provisions of the Bylaws shall remain in full force and effect.